Exhibit 1.01

Meridian Bioscience, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2021

FORWARD-LOOKING STATEMENTS

Forward-looking statements contained in this Conflict Minerals Report (“Report”) are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. Statements in this Report which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to the Company’s compliance efforts and expected actions identified in this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other matters, the Company’s customers’ requirements to use certain suppliers, the Company’s suppliers’ responsiveness and cooperation with the Company’s due diligence efforts, the Company’s ability to implement improvements in its conflict minerals program and the Company’s ability to identify and mitigate related risks in its supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see the Company’s other filings with the Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K, filed with the SEC on November 23, 2021, and subsequent Quarterly Reports on Form 10-Q. The Company makes these statements as of the date of this disclosure and undertakes no obligation to update them unless otherwise required by law.

Company Overview

This is the Report for Meridian Bioscience, Inc. (“Meridian” or “the Company”) for the calendar year ended December 31, 2021 (“the Reporting Period”) in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Section 1502”) and Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) (collectively, “the Rule”), that requires Meridian to perform certain procedures and disclose information about the use and origin of “conflict minerals” if these minerals are deemed to be necessary to the functionality or production of a product manufactured, or contracted to be manufactured. The minerals covered by these rules are commonly referred to as conflict minerals and include tin, tantalum, tungsten and gold (collectively, “3TG”).

Meridian is a fully-integrated life science company with principal businesses in: (i) the development, manufacture, sale and distribution of diagnostic testing systems and kits, primarily for certain gastrointestinal and respiratory infectious diseases, and elevated blood lead levels; and (ii) the manufacture and distribution of bulk antigens, antibodies, immunoassay blocking reagents, various Polymerase Chain Reaction (“PCR”) master mixes, and bioresearch reagents used by other diagnostic manufacturers and researchers. Our reportable segments are Diagnostics and Life Science.

Products Overview

Our Diagnostics segment product portfolio includes just under 200 diagnostic tests and transport media, and is marketed to acute care hospitals, reference laboratories, outpatient clinics and physician offices in over 70 countries around the world. Our testing platforms include: Real-time PCR Amplification (revogene® brand); Isothermal DNA Amplification (Alethia® brand); Lateral Flow Immunoassay using fluorescent chemistry (Curian® brand); Rapid Immunoassay (ImmunoCard® and ImmunoCard STAT!® brands); Enzyme-linked Immunoassay (PREMIER® brand); Anodic Stripping Voltammetry (LeadCare® brands); and urea breath testing for H. pylori (BreathID® and BreathTek® brands).

Our Life Science segment develops, manufactures, sells and distributes bulk antigens, antibodies, immunoassay blocking reagents, specialized PCR master mixes, isothermal reagents, enzymes, nucleotides, and bioresearch reagents used predominantly by in vitro device (“IVD”) manufacturing companies, and to a lesser degree, by researchers and non-human clinical customers such as veterinary, food and environmental. Our Life Science segment products are marketed to IVD manufacturing customers as a source of raw materials for their human clinical diagnostics tests, or as an outsourced step in their manufacturing processes. The products are used in detecting DNA and RNA in human, animal, plant and environmental applications.

Reasonable Country of Origin Inquiry

During early calendar year 2022, Meridian performed a ‘reasonable country of origin inquiry’ (“RCOI”) on 3TGs that were in our supply chain to determine whether these minerals were sourced from the Conflict Affected High Risk Areas (“the Covered Countries”), which include the Democratic Republic of Congo or adjoining countries, or come from recycled or scrap sources. As a result of the RCOI process, Meridian has concluded in good faith that during the Reporting Period certain of the 3TGs are necessary to the functionality or production of a limited number of its product offerings, and that components and subassemblies sourced from a global supply base are used, in whole or in part, by Meridian to produce this limited number of in-scope products. It is believed that for the foreseeable future, Meridian will continue to have only a limited number of in-scope products.

Due Diligence

Meridian also performed due diligence early in calendar year 2022 to determine the source and chain of custody necessary to determine if there are conflict minerals in the Company’s product offerings. Meridian designed its due diligence measures to conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas Third Edition (OECD 2016) and related Supplements (“OECD Framework”) for each of the conflict minerals. This process included building conflict minerals awareness across the supply base and the survey of all direct material suppliers that were known to or may have provided products containing metal and/or conflict minerals.

Meridian occupies a “downstream” position in the supply chain and followed the principles outlined in the OECD Guidance for downstream companies with no direct relationships to smelters or refiners. In this context, “downstream” refers to the supply chain from smelters and refiners to retailers; it includes companies such as ours, as well as product and component manufacturers and retailers. A summary of Meridian’s activities in line with the OECD Framework are outlined below.

Step 1:   Establish strong company management systems:

●	The Company adopted a formal policy that reflects Meridian’s goal of complying with the statutory and regulatory requirements.
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Meridian established a governance structure to oversee the implementation and ongoing management of the Conflict Minerals Compliance Program. The governance structure develops, documents and maintains program work products to enable sustainable compliance and actively mitigates the risk of not meeting regulatory requirements.

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Meridian implemented a process to evaluate parts and suppliers in the supply chain for potential conflict minerals risk, a process that in the future may include making modifications to supplier contract language and supplier expectations.

●	Meridian has communicated its policy regarding conflict minerals to in-scope suppliers and reviewed supplier responsibilities within the supply chain.
●	Meridian utilizes its established complaint policy for concerns regarding the Company’s sourcing and use of conflict minerals in its products.

Step 2:   Identify and assess risks in the supply chain:

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Products were reviewed by subject matter experts from the respective business units to obtain clarifying information on the presence of conflict minerals; expert information was applied to the list of products to remove inapplicable items.

●	Meridian required in-scope and potentially in-scope suppliers to complete a survey based on the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (“CMRT”).
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Meridian conducted a review of supplier responses to determine that all required questions and sections of the CMRT were completed and followed up with any supplier that did not complete all required questions.

●	Meridian reviewed survey responses and validated them for completeness and sufficiency. Based on this review, each survey was assigned a conflict minerals status code.

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Meridian conducted a review of summary smelter information provided to determine if smelters listed are certified as conformant or present a “red flag” as defined by the OECD Guidance. To make the determination of each smelter’s conflict status, Meridian relied upon information provided by RMI.

 Step 3:  Design and implement a strategy to respond to identified risks:

●	Meridian plans to develop a risk mitigation strategy with the goal of systematically reducing the extent of exposure to certain risk and the likelihood of its occurrence.
●	Meridian will consider the risk to its supply chain and take appropriate steps.
●	Additional fact finding, risk assessments, and changes in circumstances may take place as part of Meridian’s annual review of the conflict minerals process.

Step 4:   Carry out independent third-party audit of smelter’s/refiner’s due diligence practices:

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Various industry organizations have developed, or are in the process of developing, processes and procedures to satisfy this requirement, including activities such as appointing auditors and defining the terms of audits in line with the standards and processes set out in the OECD Guidance. In light of this fact, Meridian intends to participate in and fully support the efforts of such organizations, including joining and/or building partnerships with them as necessary and appropriate.

Step 5:   Report annually on supply chain due diligence:

●	Meridian implemented a process to summarize, review, and approve compliance results, complete the Form Specialized Disclosure and the Report, and timely file this report with the SEC.

The due diligence procedures described above resulted in the following assertions:

●	Meridian is unable to fully determine and to describe with certainty the facilities used to process those necessary conflict minerals.
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Certain suppliers responding to our inquiries indicated in their response that the information provided was at a company or divisional level and may not include a list of smelters. Therefore, Meridian was unable to determine their country of origin.

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Consistent with the OECD Guidance for downstream companies such as Meridian, the Company’s efforts to determine the mine or location of origin of necessary conflict minerals with the greatest possible specificity included our due diligence measures described above and were not conclusive.

Results of Due Diligence

Based on the process described above, Meridian’s in-scope and/or potentially in-scope suppliers were surveyed. Of those, approximately 60% responded, compared to last year’s approximately 86%. Based upon the supplier responses received, approximately 75% of the smelters from which the responders sourced conflict minerals were conformant, compared to approximately 44% last year. Additionally, approximately 15% of responders indicated they could not determine at this time if they sourced from the Covered Countries. Other responders declared that no conflict minerals were used in the production or manufacture of their products and were, therefore, deemed out of scope of the Rule.